May 25, 2023

U.S. Securities and Exchange Commission Filing Desk 100 F Street, N.E. Washington, D.C. 20549 RE: American Pension Investors Trust (the “Trust”) – Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of American Pension Investors Trust ("Trust"), we transmit herewith for filing with the U.S. Securities and Exchange Commission pursuant to Rule 488 under the Securities Act of 1933 (the "Act") the Trust's registration statement on Form N-14 under the Act (the "Registration Statement"). The Registration Statement relates to a proposed Agreement and Plan of Reorganization providing for the transfer of all the assets and liabilities, of the Acquired Funds, each an existing series of the Trust, to and in exchange for shares of the Acquiring Funds, which also are existing series of the Trust as follows:

Acquired Funds	Acquiring Funds

American Pension Capital Appreciation Fund	American Pension Small Cap Fund

American Pension Master Allocation Fund	American Pension Growth Fund

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or John.Lively@practus.com.

Regards,

/s/ John H. Lively

On behalf of Practus, LLP

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com